SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No.     )*

SCHAWK, INC.
(Name of Issuer)

Common Stock, par value $0.008 per share
(Title of Class of Securities)

806373106
(CUSIP Number)

Matthews International Corporation
Two NorthShore Center
Pittsburgh, Pennsylvania 15212
Attn: Brian Walters, Vice President and General Counsel
(412) 442-8200

Copies to:

Cohen & Grigsby, P.C.
625 Liberty Avenue
Pittsburgh, PA  15222
Attn: Michael D. Winterhalter, Esq.
Paul J. De Rosa, Esq.
 (412) 297-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (" Act ") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806373106

1.	Name of Reporting Person MATTHEWS INTERNATIONAL CORPORATION I.R.S. Identification Nos. of above persons (entities only) 25-0644320
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,172,720(1) (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,172,720(1) (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,172,720(1) (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 61.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)           The Reporting Person may be deemed to have beneficial ownership of 16,172,720 shares as a result of certain provisions contained in the support and voting agreements described in this Schedule 13D. The filing of this Schedule 13D shall not be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Item 4 for basis of calculation.

SCHEDULE 13D

Introductory Note

This Schedule 13D (this "Statement") is being filed by Matthews International Corporation, a Pennsylvania corporation ("Matthews") in connection with certain Voting and Support Agreements, dated as of March 16, 2014 (the "Voting Agreements"), by and among Matthews and certain stockholders (each a "Stockholder" and collectively, the "Stockholders") of Schawk, Inc. ("SGK"). The Voting Agreements were entered into in connection with the Agreement and Plan of Merger and Reorganization, dated as of March 16, 2014 (the "Merger Agreement"), by and among Matthews, Moonlight Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Matthews ("Merger Sub"), Moonlight Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Matthews ("Merger Sub 2"), and SGK. Pursuant to the Merger Agreement, Merger Sub will merge with and into SGK (the "Merger"), with SGK surviving as a wholly owned subsidiary of Matthews (the "Surviving Corporation"), and immediately thereafter the Surviving Corporation will merge with and into Merger Sub 2 (the "Second Merger"), with Merger Sub 2 surviving as a wholly-owned subsidiary of Matthews (the "Surviving LLC").

Item 1. Security and Issuer

This Statement relates to shares of common stock, par value $0.008 per share, of SGK (the "Shares"). The name of the issuer is Schawk, Inc. The principal executive offices of SGK are located at 1695 South River Road, Des Plaines, Illinois  60018.

Item 2. Identity and Background

(a) – (c), (f) This Statement is being filed by Matthews, which is sometimes referred to as the "Reporting Person."

The Reporting Person is a corporation organized under the laws of Pennsylvania. The Reporting Person is a publicly listed company that provides products and services through two business groups: Memorialization and Brand Solutions. The address of the principal executive offices of the Reporting Person is Two NorthShore Center, Pittsburgh, Pennsylvania 15212.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, the Reporting Person has not, and to the best knowledge of the Reporting Person, none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

As more fully described in Item 4 hereof, as an inducement for Matthews to enter into the Merger Agreement, and in consideration thereof, the Stockholders entered into the Voting Agreements with Matthews pursuant to which each Stockholder agreed to vote their Shares in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement. The Shares to which this Statement relates have not been purchased by Matthews, and thus no funds have been used for such purpose. Other than the consideration to be paid by Matthews pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, the Reporting Person has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements and the Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of the Transaction

(a) – (j)

Merger Agreement

On March 16, 2014, SGK, Matthews, Merger Sub and Merger Sub 2 entered into the Merger Agreement (attached hereto as Exhibit 99.1 and incorporated by reference herein). The Merger Agreement provides for (1) the merger of Merger Sub with and into SGK, with SGK surviving the Merger as a wholly-owned subsidiary of Matthews, and (2) immediately following the Merger the merger of SGK with and into Merger Sub 2, with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of Matthews.

The Merger Agreement contains customary representations and warranties of each party. In addition, Matthews and SGK have agreed to various customary covenants and agreements, including covenants regarding the conduct of their respective businesses prior to the closing of the Merger , and covenants prohibiting SGK from soliciting alternative acquisition proposals and providing information to or engaging in discussions with third-parties, except in limited circumstances as provided in the Merger Agreement. In addition, the parties have agreed to use their respective reasonable best efforts to do all things necessary, proper or advisable to consummate the Merger, including obtaining all necessary approvals and consents, subject to certain limitations.

Consummation of the Merger is subject to customary conditions, including, among others, (i) the adoption of the Merger Agreement by the stockholders of SGK; (ii) the absence of any law or order prohibiting the Merger; (iii) the expiration or termination of the applicable Hart-Scott-Rodino Act waiting period; (iv) the effectiveness of the registration statement relating to the issuance by Matthews of shares of its common stock as part of the Merger Consideration and the listing of such shares on the NASDAQ Global Select Market; and (v) the receipt of opinions from counsel to Matthews and counsel to SGK to the effect that (a) the Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and (b) Matthews and SGK will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, (i) upon consummation of the Merger, the directors of SGK will be replaced by the directors of Merger Sub, and (ii) upon consummation of the Second Merger, the directors of the Surviving Corporation will become the managers of the Surviving LLC. Matthews will determine the officers of the Surviving Corporation from the effective time of the Merger and thereafter. At the effective time of the Second Merger, the officers of the Surviving Corporation shall become the officers of the Surviving LLC.

Pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement (i) the certificate of incorporation of SGK as in effect immediately prior to the effective time of the Merger, shall be amended and, as so amended, become the certificate of incorporation of the Surviving Corporation, and the bylaws of SGK as in effect immediately prior to the effective time of the Merger shall become the bylaws of the Surviving Corporation, in each case, until thereafter changed or amended as provided therein or by applicable law, and (ii) the certificate of formation of Merger Sub 2 as in effect immediately prior to the effective time of the Second Merger shall become the certificate of formation of the Surviving LLC (except that the certificate of formation of the Surviving LLC shall be amended to reflect that the name of the Surviving LLC shall be "Schawk LLC", or such other name as the Matthews shall determine), and the Limited Liability Company Agreement of Merger Sub 2 as in effect immediately prior to the effective time of the Second Merger shall become the Limited Liability Company Agreement of the Surviving LLC (except that the Limited Liability Company Agreement of the Surviving LLC shall be amended to reflect that the name of the Surviving LLC shall be "Schawk LLC", or such other name as the Matthews shall determine), in each case, until thereafter changed or amended as provided therein or by applicable law.

Upon consummation of the Merger, SGK’s common stock will cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

The Merger Agreement may be terminated by each of Matthews and SGK under certain circumstances, including if the Merger is not consummated by September 30, 2014 (extended to October 31, 2014 in the event that the Merger is not consummated by September 30, 2014 as a result of the failure to obtain required regulatory approval under the HSR Act). The Merger Agreement contains certain termination rights for both Matthews and SGK, and further provides that, upon termination of the Merger Agreement under specified circumstances, SGK will be obligated to reimburse Matthews its transaction expenses up to $2.0 million and pay Matthews a termination fee of $10.5 million. In addition, upon termination of the merger agreement under other specified circumstances, Matthews will be obligated to reimburse SGK its transaction expenses up to $5.0 million and pay SGK a termination fee of $3.0 million. Pursuant to the terms of the Merger Agreement, SGK will not solicit alternative acquisition proposals or provide information to or engage in discussions with third-parties, except in limited circumstances as provided therein.

Voting Agreement

As an inducement for Matthews to enter into the Merger Agreement, and in consideration thereof, the Stockholders entered into the Voting Agreements (attached hereto as Exhibit 99.2 and incorporated by reference herein) with Matthews. Pursuant to the Voting Agreements, the Stockholders each have agreed to vote the outstanding Shares beneficially owned by such Stockholder ((i) in favor of the adoption of the Merger Agreement and the approval of the other transactions contemplated thereby (collectively, the "Proposed Transaction"), (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction, and (iii) against any other proposal or action that could reasonably be expected to impede, interfere with, delay, postpone, discourage, or adversely affect the consummation of the Proposed Transaction. Each Stockholder has appointed Matthews and Matthews’ executive officers and other designees as such Stockholder's proxy and attorney-in-fact (with full power of substitution and resubstitution), to vote the Shares held by such Stockholder in accordance with the foregoing.

As of March 16, 2014, the Stockholders beneficially owned in the aggregate 16,172,720 Shares, which was approximately 61.5% of the total outstanding Shares (based on 26,287,667 Shares reported outstanding as of March 14, 2014 (as represented in the Merger Agreement)). However, such percentage and number of Shares may change at or prior to the time of the applicable vote.

Each Voting Agreement includes restrictions on the ability of the Stockholder to (among other things), (i) transfer the record or beneficial ownership of the Shares held by such Stockholder, and (ii) to take any action that could restrict or affect the Stockholder's legal power, authority, and right to vote all of the Shares then owned of record or beneficially by Stockholder or otherwise prevent or disable Stockholder from performing any of his obligations under the Voting Agreement. The Voting Agreement also prohibits the Stockholder from taking certain actions relating to alternative acquisition proposals that SGK is otherwise prohibited from taking under of the Merger Agreement.

The Voting Agreement terminates as of the earlier of (a) the mutual written agreement of the parties, (b) the termination of the Merger Agreement pursuant to its terms, (c) the effective time of the Merger, and (d) an amendment of the Merger Agreement that (a) decreases the absolute amount or changes the form of the stock merger consideration or (B) imposes any material restrictions on or additional conditions on the payment of the stock merger consideration to the Stockholder.

Each Voting Agreement provides that, in the event that the Merger Agreement is terminated and SGK, the Stockholder or any of their respective affiliates enter into an acquisition transaction (as defined in the Voting Agreements) within 18 months following the date of such termination, the Stockholder is obligated to pay to Matthews within two business days after the closing of such transaction, an amount in cash (for each share of SGK Common Stock owned by such Stockholder subject to the acquisition transaction) that is equal to the amount by which the value of the consideration received by such Stockholder per share of SGK Common Stock in such alternative transaction exceeds $20 per share; provided that in no event shall the total payments to Matthews pursuant to all the Voting Agreements exceed $3.0 million.

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and Voting Agreement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The references to, and descriptions of, the Merger Agreement and the Voting Agreements included in this Statement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) – (b) Prior to March 16, 2014, the Reporting Person was not a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any Shares or any other securities exchangeable or convertible into Shares. However, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreements, Matthews may be deemed to beneficially own 16,172,720 Shares (with shared voting power and shared dispositive power) representing 61.5% of the total outstanding Shares, based on 26,287,667 Shares reported outstanding as of March 14, 2014 (as represented in the Merger Agreement). Matthews disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Matthews as to the beneficial ownership of such Shares.

To the Reporting Person’s knowledge, no Shares are beneficially owned by any of the persons identified in Schedule A.

Matthews (i) is not entitled to any rights as a stockholder of SGK with respect to any Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any Shares other than the power provided pursuant to the Voting Agreements. This filing shall not be deemed to constitute an admission that Matthews is the beneficial owner of any securities of SGK (including, without limitation, the shares owned by the Stockholder) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

The information contained in Item 2 to this Schedule 13D is incorporated by reference into these Items 5(a)-(b).

(c) Except as described in this Schedule 13D, there have been no transactions in Shares by the Reporting Person, or, to the knowledge of the Reporting Person, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) To the knowledge of the Reporting Person, no persons other than the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to the Voting Agreements.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6. Except as otherwise described in this Statement, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of SGK.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1
Agreement and Plan of Merger and Reorganization, dated as of March 16, 2014, by and among Matthews International Corporation, Moonlight Merger Sub Corp., Moonlight Merger Sub LLC and Schawk, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Matthews on March 19, 2014)

Exhibit 99.2
Voting and Support Agreements, dated as of March 16, 2014, by and among Matthews International Corporation and the Stockholders named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Matthews on March 19, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2014

Matthews International Corporation

By: /s/ Joseph C. Bartolacci
Joseph C. Bartolacci
President and Chief Executive Officer

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth the name, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.

DIRECTORS
Name	Business Address	Present Principal Occupation or Employment
John D. Turner	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Chairman of the Board, retired
Gregory S. Babe	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Director, President and Chief Executive Officer of start-up Liquid X Printed Metals, Inc.
Joseph C. Bartolacci	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Director, President and Chief Executive Officer
Katherine E. Dietze	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Director, retired
Alvaro Garcia-Tunon	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Director, retired
Morgan K. O'Brien	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Director, President and Chief Executive Officer of Peoples Natural Gas Company LLC
John P. O'Leary, Jr.	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Director, retired
Jerry R. Whitaker	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Director, retired
OFFICERS
Name	Business Address	Present Principal Occupation or Employment
Joseph C. Bartolacci	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Director, President and Chief Executive Officer
David F. Beck	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Vice President and Controller
Jennifer A. Ciccone	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Vice President, Human Resources
Brian J. Dunn	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Group President, Brand Solutions
Steven D. Gackenbach	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Group President, Memorialization
Steven F. Nicola	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Chief Financial Officer, Secretary and Treasurer
Paul F. Rahill	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	President, Cremation Division
Brian D. Walters	c/o Matthews International Corporation Two NorthShore Center Pittsburgh, Pennsylvania 15212	Vice President and General Counsel